Nine Line, Inc.

ANNUAL REPORT

450 Fort Argyle Road
Savannah, GA 31419
2035922629
https://www.ninelineapparel.com/

This Annual Report is dated April 20, 2026.

BUSINESS

Forward- Looking Statements

This Offering Memorandum, including elsewhere in the Form C of which this Offering Memorandum forms a part, and any documents incorporated by reference herein, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Offering Memorandum are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Offering Memorandum are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Offering Memorandum, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Offering Memorandum or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Offering Memorandum or to conform these statements to actual results or to changes in our expectations.

Company Overview

Nine Line Apparel, "Nine Line" or the "Company", is a vertically integrated apparel corporation that primarily designs, manufactures, and sells patriotic-themed clothing and accessories. Founded in 2012 by Army veteran Tyler Merritt after a fellow service member was gravely wounded in combat, Nine Line is deeply rooted in military values and committed to honoring veterans, first responders, and patriotic Americans through its products and philanthropic initiatives. Headquartered in Savannah, Georgia, the company operates out of a 60,000-square-foot facility that houses its corporate offices, production floor, warehouse, and flagship retail showroom. The Company maintains full control over its value chain—including design, screen printing, embroidery, and fulfillment—allowing for rapid production and branding flexibility. Nine Line's business model spans direct-to-consumer (DTC), wholesale, and retail channels, with products sold online, through in-house and co-branded retail stores, and via national wholesale partnerships with companies such as Sportsman's Warehouse and Murdochs. Nine Line owns and operates five stand-alone retail stores and operates three additional locations in partnership with Black Rifle Coffee Company ("BRCC"). Nine Line is the preferred vendor to manage merchandising apparel, BRCC consumables, and other branded products across 42 BRCC retail outlets, online, and wholesale channels.

Intellectual Property

All intellectual property used in the operation of Nine Line Apparel, LLC—including trademarks, copyrights, and proprietary designs—is owned or exclusively licensed by the subsidiary and used in the ordinary course of business. As the sole parent of Nine Line Apparel, LLC, Nine Line, Inc. indirectly holds the rights to this intellectual property through its ownership of the operating subsidiary.

Corporate History

Nine Line Inc. was incorporated on June 4, 2025, in the State of Georgia as a domestic profit corporation. The Company was formed to serve as the holding company and successor issuer to Nine Line Apparel, LLC, a Georgia limited liability company originally formed on June 28, 2012.

Litigation Matters

As of the date of this Offering Statement, Nine Line Apparel, LLC is involved in one pending legal proceeding:

Richard Santoro v. Nine Line Apparel, LLC d/b/a Nine Line Apparel & Black Rifle Coffee Shop, Civil Action No. STCV24-01973, filed in the State Court of Chatham County, Georgia. This is a premises liability case involving an alleged injury at one of Nine Line Apparel's locations. The matter is currently being defended and is covered by the Company's commercial general liability insurance carrier, Hartford Insurance.

Previous Offerings

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 9,550,000
Use of proceeds: N/A
Date: June 15, 2025
Offering exemption relied upon: Section 4(a)(2)

Name: Class B Common Stock
Type of security sold: Equity
Final amount sold: $2,740,479.20
Number of Securities Sold: 576,967
Use of proceeds: N/A
Date: June 15, 2025
Offering exemption relied upon: Section 4(a)(2)

Name: Class B Common Stock
Type of security sold: Equity
Final amount sold: $2,788,076.77
Number of Securities Sold: 574,792
Use of proceeds: Equipment, Inventory, Retail Store Expansion Opportunities
Date: October 08, 2025
Offering exemption relied upon: Regulation CF

Name: Class B Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 5,712
Use of proceeds: N/A
Date: October 08, 2025
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2025 Compared to 2024

Circumstances Which Led to the Performance of Financial Statements
Revenue

Revenue for fiscal year 2024 was $39,808,354 compared to $42,401,445 in fiscal year 2025. The Company experienced a substantial increase in e-commerce sales between 2024 and 2025, which contributed to overall revenue growth.

Cost of Sales

Cost of sales for fiscal year 2024 was $21,965,718 compared to $22,737,156 in fiscal year 2025. While total cost of goods sold increased due to higher overall sales activity, improvements in purchasing power and operational efficiencies resulted in a reduction in cost of goods sold as a percentage of total revenue.

Gross Margins

Gross margins for fiscal year 2024 were $17,842,636 compared to $19,664,289 in fiscal year 2025. During 2025, the Company implemented new marketing strategies focused on expanding its e-commerce presence. These initiatives enhanced purchasing power and enabled the Company to benefit from economies of scale, contributing to increases in both revenue and gross margin from 2024 to 2025.

Expenses

Expenses for fiscal year 2024 were $13,921,786 compared to $15,957,969 in fiscal year 2025. The increase in expenses is primarily attributable to the Company's continued investment in growth initiatives, including marketing and operational expansion efforts.

Historical Results and Cash Flows

The Company is currently in a growth stage and is revenue-generating. Consistent with historical cash flows, the Company expects continued revenue growth. Historically, cash has been generated primarily through product sales. The Company's strategy is to expand its geographic presence and further increase sales.

Liquidity and Capital Resources

At December 31, 2025, the Company had cash of 4210989.

Debt

Creditor: Bella + Canvas, LLC
Outstanding balance: $1,000,000.00
Interest rate: 5.3%
Material terms: Maturity Date Details: The earlier of (i) May 9, 2026; or (ii) the date on which any and all commercial bank indebtedness of the Company exceeds $10,000,000.00. Repay with interest accrued or convert to Class A Common Stock at a $40M valuation.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Tyler Anthony Merritt

 Tyler Anthony Merritt's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: CEO / Founder / Principal Shareholder / Sole Director
• Dates of Service: April 2012 — Present
• Responsibilities: Responsible for setting strategic direction, making major corporate decisions, and managing overall operations and resources to drive the company's vision and financial success. Oversee and manage the capital raise.

Other business experience in the past three years:

• Employer: Union Mission
Title: Board Member (unpaid volunteer)
Dates of Service: June 2018 — June 2023
Responsibilities: Union Mission is a 501(c)(3) charitable organization aimed at fighting homelessness in Savannah GA.

Name: Aaron Johnson

 Aaron Johnson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: Chief Revenue Officer
• Dates of Service: October 2025 — Present
• Responsibilities: Aaron Johnson oversees and drives Nine Line's core revenue engines—marketing, eCommerce, retail, and wholesale—ensuring cohesive growth across all channels. He partners closely with product development to align launches with market demand, supports retail stores through targeted promotions and in-store merchandising strategy, and expands wholesale opportunities by strengthening partner relationships and optimizing sell-through. On the digital side, he leads the full eCommerce operation, from site experience to conversion optimization, while strategically managing the digital advertising budget to maximize ROI and scale customer acquisition.

Other business experience in the past three years:

• Employer: Rally House
Title: Vice President | Strategic Marketing
Dates of Service: January 2021 — December 2025
Responsibilities: Delivered significant multi-channel growth by scaling the customer database from 600K to 3.5M, expanding the retail footprint to 287 stores, and growing social audiences from 8K to 110K+. Drove digital transformation by launching 6 new university partnerships, 3 merchandising deals, and a new eCommerce platform, while growing from 1 to 7 websites. Improved paid and organic marketing performance, executed a full in-store rebrand, managed national partnerships across NFL, MLB, NHL, and MLS, and built end-to-end marketing infrastructure to support rapid expansion.

Name: Myles Andrew Burke

Myles Andrew Burke's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: COO
• Dates of Service: June 2014 — Present
• Responsibilities: Mr. Burke oversees daily operations within the Company.

Name: Jenessa Winter Broderick

Jenessa Winter Broderick's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: Vice President of Retail
• Dates of Service: October 2025 — Present
• Responsibilities: Develop and execute strategy for store development & operations for existing store portfolio. Create brand standards, guidelines, processes and efficiencies to ensure the model is profitable and positions the company to scale. Lead store operations and development strategy for corporate and joint venture stores.

Other business experience in the past three years:

• Employer: Black Rifle Coffee Company
Title: Vice President Retail
Dates of Service: March 2022 — April 2025
Responsibilities: Led overarching strategy for store operations, and corporate and franchise growth expansion for 40+ coffee+apparel shops. Directed revenue and brand direction, operational oversight, directly managed a team of 20, set budgets, cost controls, pricing strategies, and sales targets.

Name: Damon Clive Lansdell Paine

Damon Clive Lansdell Paine's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: Chief Marketing Officer (CMO)
• Dates of Service: August 2016 — Present
• Responsibilities: Strategic planning and oversight of the development and tactical implementation of new and current digital marketing initiatives. Provide effective guidance and direction in operations and expansion utilizing a unique knowledge of Nine Line Apparel's proprietary IP and technology. Marketing strategist specializing in omni-channel growth, process optimization, and tech-driven execution. Expert at scaling brands, streamlining operations, leveraging cross-functional teams, and implementing high-impact digital marketing initiatives.

Name: Sherry L. Sikes

 Sherry L. Sikes's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: Chief Financial Officer and Secretary
• Dates of Service: October 2015 — Present
• Responsibilities: Ms. Sikes is responsible for overseeing all financial aspects of Nine Line Apparel, including budgeting, forecasting, planning, cash flow management and financial reporting.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Common Stock
Stockholder Name: Merritt Holdings Company, LLC (100% Owned and Operated by Tyler Merritt)
Amount and nature of Beneficial ownership: 9,300,000
Percent of class: 86.27%

RELATED PARTY TRANSACTIONS

Name of Entity: Merritt Land Holding LLC ("MLH")
Names of 20% owners: Tyler Merritt
Relationship to Company: Officer, Board Member
Nature / amount of interest in the transaction: $81,500 per month
Material Terms: The Company leases property from MLH, a related party. As part of the reorganization, MLH is no longer a consolidated entity effective January 1, 2023. The property subject to the lease consists of land and a building in Savannah, Georgia. The lease expires on April 18, 2032. The lease does not contain renewal options. The lease agreement does not contain any material residual value guarantees or material restrictive covenants. On January 1, 2023, the MLH lease was amended to increase monthly payments from $45,000 to $65,000. On June 1, 2023, the lease was amended to increase payments from $65,000 to $81,500, and to extend the term of the lease from December 31, 2029 to April 18, 2032. Accordingly, the Company re-measured the lease liability and related ROU assets, based on the updated payments, term, and prevailing risk-free rates at the effective date of the modification. The ROU assets and lease liabilities are presented on the consolidated balance sheets.

OUR SECURITIES

The Company has authorized Class A Common Stock, Class B Common Stock, Preferred Stock, and Convertible Note.

Class A Common Stock
• Authorized: 10,000,000
• Outstanding: 10,000,000
• Voting Rights: One vote per share.
• Material Rights: Dividend Rights: Entitled to receive dividends pro rata with Class B, subject to Board declaration and after satisfying preferred stock rights.

Liquidation Rights: Entitled to share ratably in remaining assets after liabilities and preferred stock obligations.
Class B Common Stock
• Authorized: 10,000,000
• Outstanding: 780,504
• Material Rights: Dividend Rights: Same as Class A: entitled to receive dividends on a per share basis equally with Class A.

Liquidation Rights: Also shares ratably in remaining assets with Class A holders after liabilities and preferred stock claims.

The total shares outstanding includes 200,000 shares set aside for an Employee Stock Option Pool.

Preferred Stock
• Authorized: 5,000,000
• Outstanding: 0
• Material Rights: There are no material rights associated with Preferred Stock. Our Board of Directors has the authority, without action by our stockholders, to designate and issue our Preferred Stock in one or more series and to designate the rights, preferences, limitations and privileges of each series of Preferred Stock, which may be greater than the rights of our Common Stock. It is not possible to state the actual effect of the issuance of any shares of our preferred stock upon the rights of holders of our Common Stock until our Board of Directors determines the specific rights of the holders of our preferred stock. However, the effects of the issuance of any shares of our Preferred Stock upon the rights of holders of our Common Stock might include, among other things: (i) restricting dividends on our Common Stock; (ii) diluting the voting power of our Common Stock; (iii) impairing the liquidation rights of our Common Stock; and (iv) delaying or preventing a change in control without further action by our stockholders.
Convertible Note
• Amount Outstanding: $1,000,000.00
• Conversion Type: Class A Common Stock
• Conversion Trigger: Maturity, Liquidity Event, or at Holder's Option - see Material Rights below
• Valuation Cap: $40,000,000.00
• Interest Rate: 5.3
• Material Rights: Conversion Rights:

The note may be converted at any time by the holder into Class A Common Stock of Nine Line, Inc.

Upon conversion, the holder is entitled to receive no less than 2.5% and no more than 5.0% of Nine Line, Inc.'s fully diluted capitalization.

If conversion would result in the holder receiving more than 5.0% of fully diluted equity, Nine Line, Inc. may instead repay the note in cash at its discretion.

Liquidity Event Rights:

In the event of a qualified liquidity event (e.g., merger, acquisition, or public offering), the holder will receive the greater of:

(a) repayment of principal plus accrued interest, or

(b) the value of shares the holder would have received if the note had converted immediately prior to the event.

What it means to be a minority holder

As a minority holder of Class B Common Stock of the Company, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the company or its significant assets, or Company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

RISK FACTORS

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our brand, including the quality of media content and active participation in the Veteran community, is core to our success, and damage to our brand or reputation or negative publicity could negatively impact our business, financial condition, and results of operations.
Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Our brand and support of the Veteran and military

community is a core driver of our success. We promote our brand through media content and active participation in the Veteran community. We may face negative publicity, regardless of its accuracy, relating to our brand, our founders and our mission, our charitable activities; our marketing, product quality, or public statements by our founders or other key employees and persons associated with our brand, including paid brand partners. Negative publicity may adversely affect our business, regardless of its accuracy or whether we are ultimately found responsible. Moreover, social media platforms present additional risks, as they enable the rapid spread of information, including statements adverse to our interests, which may be inaccurate or misleading and could negatively impact our business, prospects, or financial performance. The potential harm from such content may be immediate and occur without affording us an opportunity for redress or correction. Our brand could be viewed as polarizing, which may subject us to boycotts, reputational harm, or other adverse actions by the public, investors, or entities that disagree with our mission or branding. Ultimately, the risks associated with any such negative publicity or incorrect information cannot be completely eliminated or mitigated and may harm our business.

Failure to maintain or enhance the value and reputation of our brand could have a negative impact on our financial results.

We believe that brand is critical to customer loyalty. If we fail to preserve our brand identity, including the quality of our media content and active engagement with the Veteran community, our consumer perception, brand equity, and financial results could be negatively impacted. Consumer demand for our products and our brand equity could diminish significantly if we, our employees, or business partners fail to preserve the quality of our products, act or are perceived to act in an unethical, illegal, unequal, or socially irresponsible manner, including with respect to the sourcing, content, or sale of our products, and treatment of customers, all of which could harm our business.

If we are unable to anticipate consumer preferences and develop new products, we may not be able to maintain or increase our revenues and profits.

Our success depends on our ability to identify, originate and define product trends as well as to anticipate, gauge and react to changing consumer demands in a timely manner so that our product offerings evolve and are responsive to consumer demands. However, lead times for many of our products make it more difficult for us to respond rapidly to new or changing product trends or consumer preferences. All of our products are subject to changing consumer preferences that cannot be predicted with certainty. Our new products may not receive consumer acceptance as consumer preferences could shift rapidly to different types of products or away from these types of products altogether, and our future success depends in part on our ability to anticipate and respond to these changes. If we fail to anticipate accurately and respond to trends and shifts in consumer preferences by adjusting the mix of existing product offerings, developing new products, designs, styles and categories, and marketing, we could experience lower sales, excess inventories or lower profit margins, any of which could have an adverse effect on our results of operations and financial condition. In addition, we market our products through a diverse spectrum of advertising and promotional programs and campaigns, including social media and other digital advertising networks. If we do not successfully market our products, if advertising and promotional costs increase or if certain advertising networks are no longer available, these factors could have an adverse effect on our business, financial condition and results of operations.

Uncertain global macro-economic and political conditions could materially adversely affect our results of operations and financial condition.

Our results of operations are materially affected by economic and political conditions in the United States and internationally, including inflation, deflation, interest rates, recession, availability of capital, and the effects of governmental initiatives to manage economic conditions. Global conflicts and related countermeasures could lead to market disruptions, including significant volatility in the credit and capital markets and the economy in general, which could weaken our operations and financial performance. Any development or escalation of these conflicts, or any new conflicts, could significantly affect worldwide political stability and cause turmoil in the capital markets and generally in the global financial system. Additionally, geopolitical and macroeconomic consequences of these events cannot be predicted but could severely impact the world economy. There is also substantial uncertainty surrounding tariffs and international trade relations, and it is difficult for us to predict future trade measures and the impact they will have on our business and operations. In early 2025, the United States imposed and threatened additional tariffs on imports from various countries. In response, some of these countries imposed and threatened additional tariffs on imports from the U.S. How long current tariffs will remain in place, and whether the U.S. will enact the threatened tariffs or impose entirely new ones is uncertain. The new tariffs, along with any additional tariffs or trade restrictions that may be implemented by the U.S. or retaliatory trade measures or tariffs implemented by other countries, could result in reduced economic activity, increased costs in operating our business, reduced consumer spending, limits on trade with the U.S. or other potentially adverse economic outcomes. The occurrence of any of these could cause consumers to delay or decrease spending on our products as their budgets are impacted by economic or political conditions. The inability of current and potential customers to purchase our products may adversely affect our earnings and cash flows. In addition, deterioration of conditions in worldwide credit markets could limit our ability to obtain financing to fund our operations and capital expenditures.

Our marketing programs may not be successful, resulting in harm to our financial results.

Attracting and retaining customers is essential to the success of our business. We invest significant resources in marketing efforts, including new product launches, merchandise promotions, and advertising campaigns aimed at increasing brand awareness and customer engagement. Our marketing approach is often unconventional, with some campaigns proving significantly more successful than others. If any of our initiatives fail to generate the expected return, we may incur substantial expenses without realizing corresponding revenue growth. Additionally, many of our competitors have greater financial resources, allowing them to allocate significantly more capital toward marketing, advertising, and promotional initiatives. If our competitors increase their marketing spend while our available funds decrease, or if our advertising, promotions, or new product offerings are less effective than those of our competitors, our results of operations and financial performance could be adversely affected. Failure to attract new customers or retain existing ones, particularly in a cost-effective manner, could limit our ability to increase sales and materially harm our business and financial condition.

The loss of one or more of our primary wholesale partners, a significant adverse change in a wholesale partner's financial position, or an adverse change in our relationships with our wholesale partners could negatively impact our net sales and profitability.

We generate a material percentage of revenues from wholesale partners. The failure to increase or maintain our sales with our primary wholesale partners would have a negative impact on our growth prospects, and any decrease or loss of any of our wholesale partners' business could result in a decrease in our net sales and operating income. Store closures or increased direct sourcing by consumers could negatively impact our net sales and profitability.

The transferability of the Class B Common Stock you are buying is limited

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company's Bylaws impose additional restrictions on the transferability of the Class B Common Stock. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. For more information, see "Transferability of Securities" below.

Your investment could be illiquid for a long time.

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment.

The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures.

The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment.
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds.
We intend to use any proceeds from this offering as described in the "Use of Proceeds" section of this Offering Memorandum. However, management will have broad discretion in the application of the net proceeds from this offering, and we have not determined the specific allocation of the net proceeds among these potential uses. Accordingly, investors in this offering will need to rely on the judgment of our management with respect to the use of proceeds, with only limited information concerning our specific intentions. These proceeds could be applied in ways that do not improve our operating results or increase the value of your investment.

Projections: Forward Looking Information.
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that

management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members.

Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product.

Nine Line Apparel's current revenue is primarily derived from patriotic-themed apparel and accessories. While the company offers a wide range of products within this category—such as t-shirts, outerwear, headwear, and custom embroidery—they all revolve around a core theme of patriotic expression. This concentrated product focus poses a risk, as shifts in consumer sentiment, changes in cultural or political climates, or fluctuations in fashion trends could reduce demand for patriotic-themed merchandise. Additionally, reliance on this single category means that broader industry disruptions or competitive pressures could have an outsized impact on revenue, potentially affecting overall business stability and growth.

Supply Chain and Logistics Risks.

The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service.

As a vertically integrated apparel company, Nine Line Apparel designs, prints, embroiders, and fulfills all of its products in-house. While this structure provides greater control over production, it also places full responsibility for product quality and safety on the Company. Any lapses in quality—such as misprints, stitching defects, or material inconsistencies—can lead to customer dissatisfaction, increased return rates, and potential reputational harm. Additionally, although the Company focuses on apparel, safety concerns may still arise from issues such as faulty materials or improper labeling. These issues could expose Nine Line to liability risks and financial losses if they result in harm to customers or fail to meet regulatory standards. Maintaining rigorous quality assurance protocols and supply chain oversight is essential to mitigate these risks.

Minority Holder; Securities with No Voting Rights.

The Class B Common Stock that we are offering has no voting rights with respect to the Company. You are trusting in management discretion in making good business decisions that will grow your investments. Only holders of the Company's Class A Common Stock, par value $0.01 per share (the "Class A Common Stock"), have voting rights, and therefore their votes will dictate the direction of the Company without any input from investors in this offering. In addition, approximately 93% of the Company's Class A Common Stock is beneficially owned by our founder and Chief Executive Officer, Tyler Merritt. As a result, he can exercise substantial control over the Company Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. For more information, see "What it means to be a minority holder" below.

You are trusting that management will make the best decision for the company.
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds.
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Class B Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment.
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased

rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

We face significant market competition.
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Intense Market Competition.
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions.
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective.
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them.
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the

cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business.

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business.

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks.

As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

We are a holding company with limited operations.
We are a holding company and conduct substantially all of our operations through our subsidiaries. We do not have, apart from an interest in our subsidiaries, any significant independent operations. As a result, we rely on distributions from our subsidiaries to meet our obligations, including any tax liabilities. In addition, because we are a holding company, claims of shareholders are structurally subordinated to all existing and future liabilities and obligations (whether or not for borrowed money) of our subsidiaries. Therefore, in the event of our bankruptcy, liquidation or reorganization, our assets and those of our subsidiaries will be available to satisfy the claims of our shareholders only after all of our and our subsidiaries' liabilities and obligations have been paid in full.

Adverse publicity.
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

We Are Subject to Pending Litigation, Which Could Result in Costs and Divert Management Resources.
The Company is currently defending a premises liability lawsuit in the State Court of Chatham County, Georgia. While the case is covered by the Company's insurance carrier, any unfavorable outcome could require us to expend resources or pay damages not covered by insurance. Additionally, defending legal claims can divert management's attention and potentially impact our operations.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:
(1)   to the Company;
(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

Nine Line, Inc.

By /s/ *Tyler Anthony Merritt*

Title: CEO

By /s/ *Tyler Anthony Merritt*

Name: Tyler Anthony Merritt

Title: CEO

By /s/ *Sherry Sikes*

Name: Sherry Sikes

Title: CFO

Exhibit A
FINANCIAL STATEMENTS

Nine Line Apparel LLC

Balance Sheet

Basis: Accrual

As of 31 Dec 2025

Account	Account Code	Total
Assets		
Current Assets		
Cash and Cash Equivalents		
Cash		
Petty Cash	10020-11-001-01	8,625.00
Undeposited Funds	10021-11-001-01	1,427.90
Total for Cash		**10,052.90**
Bank		
0889 Truist - A/P	10012-11-001-01	89,678.86
0897 Truist - Retail Cash Deposit	10013-11-001-01	9,566.61
0905 Truist - Sales Team	10014-11-001-01	171,951.74
0921 Truist - Main A/R	10016-11-001-01	63,467.92
1698 Truist - Money Market	10023-11-001-01	3,740,727.83
3139 Morgan Stanley	10011-11-001-01	5,922.13
7922 Truist Bank Acct.	10010-11-001-01	8,145.07
8732 BOA Sales Store deposit	10001-11-001-01	107.91
9702 BOA Checking A/R	10002-11-001-01	6,563.71
9803 BOA Accounts Payable	10004-11-001-01	1,055.36
9811 BOA Tax Savings Account	10008-11-001-01	593.24
Amazon	10003-11-001-01	103,155.55
Total for Bank		**4,200,935.93**
Total for Cash and Cash Equivalents		**4,210,988.83**
Accounts Receivable		
Accounts Receivable	10102-11-001-01	850,375.89
Total for Accounts Receivable		**850,375.89**

Nine Line Apparel LLC

Profit and Loss

Basis: Accrual

From 01 Jan 2025 To 31 Dec 2025

Account	Account Code	Total	Year To Date 01 Jan 2025 - 31 Dec 2025
Operating Income			
Sales	40001-10-125-01	8,965,780.11	8,965,780.11
Merchandise Sales:Tax Exempt	40999-11-125-01	1,621,871.44	1,621,871.44
Total for Sales	**40001-10-125-01**	**10,587,651.55**	**10,587,651.55**
Merchandise Sales	40001-11-001-01	882,715.34	882,715.34
Merchandise Sales:Out of State	40100-11-125-01	30,438,204.71	30,438,204.71
Discounts Given	41001-11-125-01	-28,098.55	-28,098.55
Rebate - credit card	41100-11-125-01	48,320.47	48,320.47
Refunds	41300-11-125-01	-14,361.36	-14,361.36
Shipping Charge	53021-11-520-01	43,827.08	43,827.08
Other Income	70001-11-001-01	281,626.75	281,626.75
Gain/Loss Sale of Assets	72001-11-001-01	-6,748.56	-6,748.56
Total for Other Income	**70001-11-001-01**	**274,878.19**	**274,878.19**
Interest Income	71001-11-200-01	168,307.42	168,307.42
Total for Operating Income		**42,401,444.85**	**42,401,444.85**
Cost of Goods Sold			
Cost of Goods Sold	50000-11-510-01	238.48	238.48
COGS: Inventory Cost	50001-11-500-01	10,547,025.44	10,547,025.44
Cost of Goods Sold: Subcontract Labor	51001-11-500-01	974,998.04	974,998.04
Cost of Goods Sold:Wages	51501-11-001-01	0.00	0.00
Cost of Goods Sold: Wages - Retail	51501-11-115-01	910,830.52	910,830.52
Cost of Goods Sold: Wages - Sales	51501-11-125-01	727,425.06	727,425.06
Cost of Goods Sold: Wages - Customer	51501-11-450-01	93,181.78	93,181.78

Account	Account Code	Total	Year To Date
			01 Jan 2025 - 31 Dec 2025
Service			
Cost of Goods Sold: Wages - Production	51501-11-500-01	3,628,711.42	3,628,711.42
Cost of Goods Sold: Wages - Design	51501-11-915-01	224,374.29	224,374.29
Total for Cost of Goods Sold:Wages	**51501-11-001-01**	**5,584,523.07**	**5,584,523.07**
Cost of Goods Sold:Health Insurance	51520-11-001-01	48,779.26	48,779.26
Cost of Goods Sold:Samples	52001-11-510-01	21,017.58	21,017.58
Cost of Goods Sold: Shipping Supplies	52010-11-520-01	208,797.03	208,797.03
Cost of Goods Sold:Supplies	52020-11-500-01	1,160,371.82	1,160,371.82
Cost of Goods Sold:Postage & Shipping	53001-11-520-01	2,745,914.64	2,745,914.64
Cost of Goods Sold: Chargebacks	57001-11-500-01	4,041.89	4,041.89
Cost of Goods Sold: Merchant Account Fees	57010-11-500-01	1,441,448.44	1,441,448.44
Total for Cost of Goods Sold		**22,737,155.69**	**22,737,155.69**
Gross Profit		**19,664,289.16**	**19,664,289.16**
Operating Expense			
Loss on Sale	41500-11-125-01	20,366.09	20,366.09
Advertising And Marketing	60001-11-315-01	2,984,110.84	2,984,110.84
Marketing Expense	60002-11-315-01	673,613.84	673,613.84
Charitable Donation	60019-11-315-01	871,101.26	871,101.26
Automobile Expense	60021-11-001-01	33,753.31	33,753.31
Write Off - Bad Debt	60031-11-125-01	11,300.54	11,300.54
Computer & Tech Purchases	60042-11-275-01	58,079.52	58,079.52
Amortization	60071-11-001-01	10,289.48	10,289.48
Depreciation Expense	60072-11-001-01	435,586.55	435,586.55
Human Resource	60092-11-250-01	42,980.86	42,980.86
Insurance Expense	60101-11-001-01	255,910.29	255,910.29
Insurance Expense: Healthcare Insurance	60102-11-001-01	25,272.76	25,272.76

Account	Account Code	Total	Year To Date
			01 Jan 2025 - 31 Dec 2025
Meals and Entertainment	61001-11-001-01	60,228.03	60,228.03
Design Digitizing Expense	62001-11-915-01	9,340.27	9,340.27
Bank Service Charges	62002-11-200-01	37,297.63	37,297.63
Chargebacks	62004-11-500-01	411.56	411.56
Dues and Subscriptions	62005-11-200-01	800,273.91	800,273.91
Office Expense	62006-11-200-01	151,220.83	151,220.83
Accountant Fees	62101-11-200-01	166,035.79	166,035.79
Consultant Fees	62102-11-200-01	497,381.37	497,381.37
Professional Fees	62103-11-200-01	160,881.64	160,881.64
Rent Expense	62151-11-200-01	1,235,975.01	1,235,975.01
Repairs and Maintenance	62161-11-200-01	357,803.37	357,803.37
Royalties	62201-11-001-01	2,772,400.27	2,772,400.27
Payroll Expenses	63001-11-001-01	15,425.93	15,425.93
Management Wages	63001-11-200-01	947,801.51	947,801.51
Marketing Wages	63001-11-315-01	1,116,789.65	1,116,789.65
Total for Payroll Expenses	**63001-11-001-01**	**2,080,017.09**	**2,080,017.09**
Payroll Expense: Child Care	63002-11-001-01	45,324.00	45,324.00
Payroll Expenses:Wages	63004-11-001-01	-1,476.66	-1,476.66
Payroll Expenses:Payroll taxes	63101-11-001-01	597,223.56	597,223.56
Payroll Expenses:Payroll processing fees	63301-11-001-01	84,453.56	84,453.56
Distributions of Profit	63500-11-001-01	633,224.88	633,224.88
Tax Expense	67001-11-200-01	-4,063.45	-4,063.45
Tax Expense:Chatham County	67002-11-200-01	30,125.91	30,125.91
Tax Expense: City of Savannah	67003-11-200-01	23,506.08	23,506.08
Total for Tax Expense	**67001-11-200-01**	**49,568.54**	**49,568.54**
Travel	67501-11-200-01	220,083.04	220,083.04
Utilities	68001-11-200-01	225,073.61	225,073.61
Website	68002-11-275-01	230,861.18	230,861.18
Telephone Expense	68003-11-200-01	32,082.43	32,082.43

Account	Account Code	Total	Year To Date 01 Jan 2025 - 31 Dec 2025
Security	68004-11-200-01	1,314.11	1,314.11
Reconciliation Discrepancies	80010-11-001-01	-5.33	-5.33
Tax Expense:Federal	80030-11-200-01	622.16	622.16
Tax Expense:State	80040-11-200-01	1,147.34	1,147.34
Interest Expense	81000-11-200-01	86,840.99	86,840.99
Total for Operating Expense		**15,957,969.52**	**15,957,969.52**
Operating Profit		**3,706,319.64**	**3,706,319.64**
Non Operating Income			
Gain/Loss on sale of assets	72001-11-001-01	-107,975.60	-107,975.60
Total for Non Operating Income		**-107,975.60**	**-107,975.60**
Non Operating Expense			
Exchange Gain or Loss	80002-11-001-01	101.29	101.29
Total for Non Operating Expense		**101.29**	**101.29**
Net Profit/Loss		**3,598,242.75**	**3,598,242.75**

Amount is displayed in your base currency **USD

Account	Account Code	Total
Other current assets		
Accumulated amortization	15099-11-500-01	-34,471.28
Employee Loan	10171-11-001-01	6,625.00
Inventory Asset	10201-11-001-01	-1,333.88
Inventory obsolescence reserve	10299-11-500-01	-34,034.42
Inventory Raw	10201-11-500-01	3,539,799.40
Prepaid Expenses	10301-11-001-01	1,578,428.64
Prepaid Inventory	10310-11-500-01	244,031.40
Rent deposit	15100-11-001-01	7,916.67
Stripe Clearing	15120-11-001-01	141.18
Trademarks and Patents	15001-11-500-01	44,130.00
Utility deposit	15110-11-001-01	9,192.86
Total for Other current assets		**5,360,425.57**
Total for Current Assets		**10,421,790.29**
Non Current Assets		
Total for Non Current Assets		**0.00**
Fixed Assets		
Accumulated Depreciation	11999-11-001-01	-2,811,483.51
Furniture and Equipment	11001-11-001-01	4,501,861.72
Leasehold improvements	11030-11-001-01	907,890.14
Vehicles	11020-11-001-01	341,543.86
Total for Fixed Assets		**2,939,812.21**
Other Assets		
Deposits in Transit	10103-11-001-01	217,178.78
Due to/from Merritt Holdings Co.	10147-11-200-01	-10,233.00
Due to/from Nine Line INC	10148-11-200-01	-2,334,000.00
Due to/from NLM	10143-11-200-01	799.78
Inventory Asset - Amazon	10202-99-500-01	46,732.31
Inventory Asset - Retail: Charleston	10202-20-500-01	28,885.65
Inventory Asset - Retail: Daytona	10202-31-500-01	31,046.35
Inventory Asset - Retail: Del Ray	10202-30-500-01	25,531.85

Account	Account Code	Total
Inventory Asset - Retail: Hilton Head	10202-21-500-01	51,642.96
Inventory Asset - Retail: Key West	10202-32-500-01	51,047.52
Inventory Asset - Retail: MB Barefoot L	10202-23-500-01	30,873.62
Inventory Asset - Retail: MB Boardwalk ATB	10202-22-500-01	39,248.14
Inventory Asset - Retail: Pigeon Forge	10202-40-500-01	42,346.89
Inventory Asset - Retail: Riverstreet	10202-12-500-01	59,286.37
Inventory Asset - Retail: Savannah	10202-11-500-01	106,281.01
Investment in NLL	15400-11-200-01	250,000.00
Investment in Retail	15401-11-200-01	107,121.29
Licenses	15011-11-001-01	47,424.72
Operating Lease	15600-11-001-01	7,852,705.00
Reserve for Doubtful Accounts	10112-11-001-01	-20,000.00
Total for Other Assets		**6,623,919.24**
Total for Assets		**19,985,521.74**
Liabilities & Equities		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable	20001-11-001-01	2,355,681.44
Total for Accounts Payable		**2,355,681.44**
Other Current Liabilities		
0018 Truist Credit Card	20103-11-200-01	245,255.92
1003 AMEX Payable	20102-11-200-01	440,008.12
Accrued Vacation	20201-11-001-01	97,203.73
Deferred Revenue	20311-11-125-01	238,806.04
Employee Payroll Liabilities	20211-11-001-01	95,446.54
Employee Payroll Liabilities: Insurance	20215-11-001-01	-8,203.60
Employer Payroll Liabilities	20251-11-001-01	37,652.34
Employer Payroll Liabilies: 401k vested	20255-11-001-01	1,540.09

Account	Account Code	Total
Total for Employer Payroll Liabilities	**20251-11-001-01**	**39,192.43**
Gift Card Liability	20305-11-125-01	441,239.75
Income Tax Payable - State	20012-11-200-01	-29,170.00
Interest Payable	20005-11-200-01	112,017.00
Operating Lease Liability - Current	24000-11-001-01	1,152,327.00
Sales Return Liability	10120-11-125-01	30,000.00
Sales Tax Payable	20010-11-125-01	52,604.83
Sales Tax Payable2	20011-11-125-01	256,625.04
Sales Tax Rounding	20012-11-125-01	-9.47
Total for Sales Tax Payable2	**20011-11-125-01**	**256,615.57**
Unearned Revenue	20310-11-001-01	57,283.39
Total for Other Current Liabilities		**3,220,626.72**
Total for Current Liabilities		**5,576,308.16**
Non Current Liabilities		
Operating Lease Liability - Long Term	24050-11-001-01	6,839,731.00
Total for Non Current Liabilities		**6,839,731.00**
Other Liabilities		
Bella Conversion	23006-11-200-01	1,000,000.00
Total for Other Liabilities		**1,000,000.00**
Total for Liabilities		**13,416,039.16**
Equities		
Accum Retained Earnings	31002-11-001-01	-459,127.27
Capital Stock	30001-11-001-01	500.00
Shareholders Distribution	33001-11-001-01	-5,024,400.97
Current Year Earnings		3,598,242.75
Retained Earnings	31001-11-001-01	8,454,268.07
Total for Equities		**6,569,482.58**
Total for Liabilities & Equities		**19,985,521.74**

Amount is displayed in your base currency **USD

Nine Line Apparel LLC

Profit and Loss

Basis: Accrual

From 01 Jan 2025 To 31 Dec 2025

Account	Account Code	Total	Year To Date 01 Jan 2025 - 31 Dec 2025
Operating Income			
Sales	40001-10-125-01	8,965,780.11	8,965,780.11
Merchandise Sales:Tax Exempt	40999-11-125-01	1,621,871.44	1,621,871.44
Total for Sales	**40001-10-125-01**	**10,587,651.55**	**10,587,651.55**
Merchandise Sales	40001-11-001-01	882,715.34	882,715.34
Merchandise Sales:Out of State	40100-11-125-01	30,438,204.71	30,438,204.71
Discounts Given	41001-11-125-01	-28,098.55	-28,098.55
Rebate - credit card	41100-11-125-01	48,320.47	48,320.47
Refunds	41300-11-125-01	-14,361.36	-14,361.36
Shipping Charge	53021-11-520-01	43,827.08	43,827.08
Other Income	70001-11-001-01	281,626.75	281,626.75
Gain/Loss Sale of Assets	72001-11-001-01	-6,748.56	-6,748.56
Total for Other Income	**70001-11-001-01**	**274,878.19**	**274,878.19**
Interest Income	71001-11-200-01	168,307.42	168,307.42
Total for Operating Income		**42,401,444.85**	**42,401,444.85**
Cost of Goods Sold			
Cost of Goods Sold	50000-11-510-01	238.48	238.48
COGS: Inventory Cost	50001-11-500-01	10,547,025.44	10,547,025.44
Cost of Goods Sold: Subcontract Labor	51001-11-500-01	974,998.04	974,998.04
Cost of Goods Sold:Wages	51501-11-001-01	0.00	0.00
Cost of Goods Sold: Wages - Retail	51501-11-115-01	910,830.52	910,830.52
Cost of Goods Sold: Wages - Sales	51501-11-125-01	727,425.06	727,425.06
Cost of Goods Sold: Wages - Customer	51501-11-450-01	93,181.78	93,181.78

Account	Account Code	Total	Year To Date
			01 Jan 2025 - 31 Dec 2025
Service			
Cost of Goods Sold: Wages - Production	51501-11-500-01	3,628,711.42	3,628,711.42
Cost of Goods Sold: Wages - Design	51501-11-915-01	224,374.29	224,374.29
Total for Cost of Goods Sold:Wages	**51501-11-001-01**	**5,584,523.07**	**5,584,523.07**
Cost of Goods Sold:Health Insurance	51520-11-001-01	48,779.26	48,779.26
Cost of Goods Sold:Samples	52001-11-510-01	21,017.58	21,017.58
Cost of Goods Sold: Shipping Supplies	52010-11-520-01	208,797.03	208,797.03
Cost of Goods Sold:Supplies	52020-11-500-01	1,160,371.82	1,160,371.82
Cost of Goods Sold:Postage & Shipping	53001-11-520-01	2,745,914.64	2,745,914.64
Cost of Goods Sold: Chargebacks	57001-11-500-01	4,041.89	4,041.89
Cost of Goods Sold: Merchant Account Fees	57010-11-500-01	1,441,448.44	1,441,448.44
Total for Cost of Goods Sold		**22,737,155.69**	**22,737,155.69**
Gross Profit		**19,664,289.16**	**19,664,289.16**
Operating Expense			
Loss on Sale	41500-11-125-01	20,366.09	20,366.09
Advertising And Marketing	60001-11-315-01	2,984,110.84	2,984,110.84
Marketing Expense	60002-11-315-01	673,613.84	673,613.84
Charitable Donation	60019-11-315-01	871,101.26	871,101.26
Automobile Expense	60021-11-001-01	33,753.31	33,753.31
Write Off - Bad Debt	60031-11-125-01	11,300.54	11,300.54
Computer & Tech Purchases	60042-11-275-01	58,079.52	58,079.52
Amortization	60071-11-001-01	10,289.48	10,289.48
Depreciation Expense	60072-11-001-01	435,586.55	435,586.55
Human Resource	60092-11-250-01	42,980.86	42,980.86
Insurance Expense	60101-11-001-01	255,910.29	255,910.29
Insurance Expense: Healthcare Insurance	60102-11-001-01	25,272.76	25,272.76

Account	Account Code	Total	Year To Date 01 Jan 2025 - 31 Dec 2025
Meals and Entertainment	61001-11-001-01	60,228.03	60,228.03
Design Digitizing Expense	62001-11-915-01	9,340.27	9,340.27
Bank Service Charges	62002-11-200-01	37,297.63	37,297.63
Chargebacks	62004-11-500-01	411.56	411.56
Dues and Subscriptions	62005-11-200-01	800,273.91	800,273.91
Office Expense	62006-11-200-01	151,220.83	151,220.83
Accountant Fees	62101-11-200-01	166,035.79	166,035.79
Consultant Fees	62102-11-200-01	497,381.37	497,381.37
Professional Fees	62103-11-200-01	160,881.64	160,881.64
Rent Expense	62151-11-200-01	1,235,975.01	1,235,975.01
Repairs and Maintenance	62161-11-200-01	357,803.37	357,803.37
Royalties	62201-11-001-01	2,772,400.27	2,772,400.27
Payroll Expenses	63001-11-001-01	15,425.93	15,425.93
Management Wages	63001-11-200-01	947,801.51	947,801.51
Marketing Wages	63001-11-315-01	1,116,789.65	1,116,789.65
Total for Payroll Expenses	**63001-11-001-01**	**2,080,017.09**	**2,080,017.09**
Payroll Expense: Child Care	63002-11-001-01	45,324.00	45,324.00
Payroll Expenses:Wages	63004-11-001-01	-1,476.66	-1,476.66
Payroll Expenses:Payroll taxes	63101-11-001-01	597,223.56	597,223.56
Payroll Expenses:Payroll processing fees	63301-11-001-01	84,453.56	84,453.56
Distributions of Profit	63500-11-001-01	633,224.88	633,224.88
Tax Expense	67001-11-200-01	-4,063.45	-4,063.45
Tax Expense:Chatham County	67002-11-200-01	30,125.91	30,125.91
Tax Expense: City of Savannah	67003-11-200-01	23,506.08	23,506.08
Total for Tax Expense	**67001-11-200-01**	**49,568.54**	**49,568.54**
Travel	67501-11-200-01	220,083.04	220,083.04
Utilities	68001-11-200-01	225,073.61	225,073.61
Website	68002-11-275-01	230,861.18	230,861.18
Telephone Expense	68003-11-200-01	32,082.43	32,082.43

Account	Account Code	Total	Year To Date 01 Jan 2025 - 31 Dec 2025
Security	68004-11-200-01	1,314.11	1,314.11
Reconciliation Discrepancies	80010-11-001-01	-5.33	-5.33
Tax Expense:Federal	80030-11-200-01	622.16	622.16
Tax Expense:State	80040-11-200-01	1,147.34	1,147.34
Interest Expense	81000-11-200-01	86,840.99	86,840.99
Total for Operating Expense		**15,957,969.52**	**15,957,969.52**
Operating Profit		**3,706,319.64**	**3,706,319.64**
Non Operating Income			
Gain/Loss on sale of assets	72001-11-001-01	-107,975.60	-107,975.60
Total for Non Operating Income		**-107,975.60**	**-107,975.60**
Non Operating Expense			
Exchange Gain or Loss	80002-11-001-01	101.29	101.29
Total for Non Operating Expense		**101.29**	**101.29**
Net Profit/Loss		**3,598,242.75**	**3,598,242.75**

Amount is displayed in your base currency **USD

Nine Line Apparel LLC

Cash Flow Statement

From 01 Jan 2025 To 31 Dec 2025

Account	Account Code	Total
Beginning Cash Balance		**2,314,049.04**
Cash Flow from Operating Activities		
0018 Truist Credit Card	20103-11-200-01	-174,448.80
1003 AMEX Payable	20102-11-200-01	440,008.12
Accounts Payable	20001-11-001-01	987,400.32
Accounts Payable - correction	20002-11-001-01	1,849.33
Accounts Receivable	10102-11-001-01	500,366.68
Accrued Vacation	20201-11-001-01	15,284.78
Accumulated amortization	15099-11-500-01	10,289.48
Deferred Revenue	20311-11-125-01	-94,334.29
Due to Shareholder	20172-11-200-01	-25,000.00
Employee Loan	10171-11-001-01	-6,625.00
Employee Payroll Liabilities	20211-11-001-01	-23,875.67
Employee Payroll Liabilities: Insurance	20215-11-001-01	13,519.37
Employer Payroll Liabilities	20251-11-001-01	37,652.34
Employer Payroll Liabilies: 401k vested	20255-11-001-01	-2,180.04
Total for Employer Payroll Liabilities	**20251-11-001-01**	**35,472.30**
Gift Card Liability	20305-11-125-01	30,962.16
Income Tax Payable - State	20012-11-200-01	-64,170.00
Interest Payable	20005-11-200-01	51,700.00
Inventory Asset	10201-11-001-01	238.48
Inventory Raw	10201-11-500-01	275,577.79
Net Income		3,598,242.75
Non-cash adjustments		
Non-cash adjustments Total		**0.00**
Paypal	10007-11-001-01	0.00

Account	Account Code	Total
Prepaid Expenses	10301-11-001-01	-380,673.20
Prepaid Inventory	10310-11-500-01	-224,654.70
Rent deposit	15100-11-001-01	-7,916.67
Sales Tax Payable2	20011-11-125-01	131,201.80
SunTrust 2050018-59	20080-11-200-01	0.00
Unearned Revenue	20310-11-001-01	-118,358.10
Net cash provided by Operating Activities		**4,972,056.93**
Cash Flow from Investing Activities		
Accumulated Depreciation	11999-11-001-01	231,864.60
Deposits in Transit	10103-11-001-01	-48,056.26
Due from Shareholder	10172-11-200-01	13,225.97
Due to/from Merritt Holdings Co.	10147-11-200-01	10,233.00
Due to/from MLH	10142-11-200-01	24,363.59
Due to/from Nine Line INC	10148-11-200-01	2,334,000.00
Due to/from NLM	10143-11-200-01	0.00
Furniture and Equipment	11001-11-001-01	-408,581.64
Inventory Asset - Amazon	10202-99-500-01	-46,732.31
Inventory Asset - Retail: Charleston	10202-20-500-01	4,970.50
Inventory Asset - Retail: Daytona	10202-31-500-01	25,833.85
Inventory Asset - Retail: Del Ray	10202-30-500-01	1,071.60
Inventory Asset - Retail: Hilton Head	10202-21-500-01	-51,642.96
Inventory Asset - Retail: Key West	10202-32-500-01	24,229.54
Inventory Asset - Retail: MB Barefoot L	10202-23-500-01	-30,873.62
Inventory Asset - Retail: MB Boardwalk ATB	10202-22-500-01	-39,248.14
Inventory Asset - Retail: Pigeon Forge	10202-40-500-01	16,192.93
Inventory Asset - Retail: Riverstreet	10202-12-500-01	10,183.77
Inventory Asset - Retail: Savannah	10202-11-500-01	2,635.31
Investment in Retail	15401-11-200-01	-107,121.29
Leasehold improvements	11030-11-001-01	-39,056.00
Licenses	15011-11-001-01	-1,084.50
Operating Lease	15600-11-001-01	36,000.00

Account	Account Code	Total
Vehicles	11020-11-001-01	-37,982.93
Net cash provided by Investing Activities		**1,924,425.01**
Cash Flow from Financing Activities		
Retained Earnings	31001-11-001-01	-1,000,000.00
Shareholders Distribution	33001-11-001-01	-3,999,400.97
Net cash provided by Financing Activities		**-4,999,400.97**
Net Change in cash		**1,897,080.97**
Ending Cash Balance		**4,211,130.01**

Amount is displayed in your base currency **USD

	Class A Common Stock		Class B Common Stock		Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
	Shares	Amount ($)	Shares	Amount ($)			
Conversion from LLC – 6/15/25	10,000,000	100,000	–	–	–	8,454,268.07	8,554,268.07
Oct 8, 2025 – Shares issued for cash	–	–	580,504	5,805	2,734,174	–	2,739,979
Dec 31, 2025 – Shares issued for cash (employees)	–	–	200,000	2,000	942,000	–	944,000
Net Income (2025)	–	–	–	–	–	3,598,242.75	3,598,242.75
Ending – 12/31/25	10,000,000	100,000	780,504	7,805	3,676,174	12,052,510.82	15,836,489.82

The accompanying Statement of Stockholders' Equity has been prepared using internally compiled financial information of the Company as of and for the period from June 15, 2025 (date of conversion from a limited liability company to a C corporation) through December 31, 2025.

The financial data included herein is derived from the Company's internal accounting records and has not yet been audited. The Company is currently undergoing external audit procedures for the fiscal year ended December 31, 2025. Accordingly, these amounts are subject to change upon completion of such audit, and any resulting adjustments may be material.

Management believes the information presented reflects all known transactions and events occurring during the period; however, final audited financial statements may differ from these amounts.

Nine Line Apparel, Inc.
Notes to Financial Statements
For the Year Ended December 31, 2025

NOTE 1 – NATURE OF OPERATIONS

Nine Line Apparel, Inc. (the "Company") was formed on June 15, 2025 (the "Conversion Date") in the State of Georgia as a result of the conversion of Nine Line Apparel, LLC, which had operated for over ten years prior to conversion. The Company continues the operations of the predecessor entity. The financial statements of Nine Line Apparel, Inc. are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Savannah, Georgia.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions.

Income Taxes
The Company is subject to taxation in the United States and files tax returns in the U.S. federal jurisdiction and the State of Georgia. The Company is generally subject to examination by tax authorities for the three most recent tax years. The Company is not currently under examination by any taxing authority.

NOTE 3 – DEBT

As of December 31, 2025, the Company had outstanding debt consisting of a convertible promissory note with a principal balance of approximately $1,000,000. The note accrues interest and is convertible into Class A common stock upon defined events.

Additionally, the Company provided loans to certain employees to facilitate the purchase of shares of Class B common stock. These loans are recorded as notes receivable and are subject to review as part of the Company's ongoing audit.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved in any material litigation or legal proceedings. Management is not aware of any commitments or contingencies that would have a material adverse effect on the Company's financial position.

NOTE 5 – STOCKHOLDERS' EQUITY

The Company is authorized to issue 25,000,000 shares consisting of Class A, Class B, and Preferred Stock, each with a par value of $0.01.

As of December 31, 2025:
- Class A outstanding: 10,000,000
- Class B outstanding: 780,504

Class A shares were issued upon conversion from LLC. Class B shares were issued for cash and to employees (loan-financed).

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company issued shares to employees financed through company-provided loans. These are considered related party transactions and are under review.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date the financial statements were available to be issued. No material subsequent events have occurred.

NOTE 8 – BASIS OF PRESENTATION

The financial statements have been prepared from internally compiled financial information. External audit procedures are ongoing, and amounts are subject to change.

I, Tyler Merritt, the Principal Executive Officer of Nine Line Apparel, Inc., hereby certify that the financial statements of Nine Line Apparel, Inc. and the notes thereto for the periods ending December 31, 2024 and December 31, 2025 included in this Form C offering statement are true and complete in all material respects and that the information below accurately reflects the information reported on our federal income tax returns.

For the year 2025, the amounts reported on our tax returns were total income of $19,664,289; taxable income of $3,598,243; and total tax of $616,151.

The Company has filed an extension for its 2025 federal income tax return. Estimated tax payments were made as of April 15, 2026, based on the amounts reflected above.

Nine Line Apparel, Inc. converted from a limited liability company to a C corporation on June 15, 2025. The financial statements include the historical operations of the predecessor entity.

IN WITNESS WHEREOF, the undersigned has executed this Principal Executive Officer Certification as of **April 17, 2026**.

/s/ Tyler Merritt
 Tyler Merritt
 Chief Executive Officer
 Nine Line Apparel, Inc.